SIMPSON THACHER & BARTLETT LLP

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NEW YORK, NY 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER (212) 455-2758	E-MAIL ADDRESS RFREARDON@STBLAW.COM

September 2, 2016

VIA EDGAR

Re:                                   Acushnet Holdings Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 5, 2016

File No. 333-212116

J. Nolan McWilliams

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Acushnet Holdings Corp. (the “Company”), we are providing the following responses to the comment letter dated August 19, 2016 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). To assist your review, we have retyped the text of the Staff’s comments in italics below.

With this response letter, the Company is electronically transmitting Amendment No. 2 to the above-referenced Registration Statement on Form S-1 (“Amendment No. 2”) for filing under the Securities Act of 1933, which includes revisions made in response to the Staff’s comments and to reflect certain other changes.

Page references in the text of this letter correspond to the pages of Amendment No. 2.  Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2.  The responses and information described below are based upon information provided to us by the Company.

Business, page 122

Our Products, page 132

1.              We note your response to our prior comment 21. Please place in context your disclosure on page 131 regarding your initiatives to increase penetration in the golf gear and wear categories and your disclosure on pages 141-42 regarding your positioning in these categories by providing information, to the extent available, regarding your consumer market share and principal competitors in the following categories: golf gear; worldwide net sales of outerwear; general golf apparel; men’s general golf apparel; and U.S. women’s golf apparel.

In response to the Staff’s comment, the Company has revised its disclosure on pages 147 and 150 through 152. The Company advises the Staff that (i) while the Company has presented market share and competitor information for golf bags on page 147, the Company’s share of net sales and competitor information in the Titleist Golf Gear business for the headwear, travel gear, and head covers and other golf gear categories is not available, (ii) market share information for sales of the Company’s golf outerwear category has been presented for the United States because worldwide market share information for this category is not available, and (iii) market share information has been presented for the men’s general golf apparel category and women’s golf apparel category for the United States because worldwide market share information for the general golf apparel category is not available.

General

2.              You state in your response to our prior comment 11 the purpose of the 2011 combined data is to facilitate comparison of the combined results with the other years presented and assert that the impact of the acquisition is not meaningful for that purpose. However, the combined data is not materially comparable in several respects and an assertion that it is not meaningful does not appear to comply with the disclosure requirement in Instruction 2 to Item 301 of Regulation S-K. Please expand your disclosure to address comparability in more detail. Your revised disclosure should include a discussion of the material differences due to purchase accounting.

In addition, consider whether the combined data represents a collection of non-GAAP measures since the combination is not reflected in your GAAP financial statements. If this data is within the scope of the non-GAAP rules, consider the guidance in Question 102.09 of the Non-GAAP Financial Measures C&DIs regarding full income statement presentations.

In response to the Staff’s comment, the Company has revised its disclosure on pages 6, 7, 77 through 84, 136 and 137 to address comparability between the predecessor and successor periods in the year ended December 31, 2011, including a discussion of the material differences due to purchase accounting, and to reduce the prominence of the presentation of the combined results of operations for the year ended December 31, 2011.

3.              Please update your financial statements as required by Rule 3-12 of Regulation S-X.

The Company has updated its financial statements in Amendment No. 2 as required by Rule 3-12 of Regulation S-X.

* * * * * * *

Please do not hesitate to call me at (212) 455-2758 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Roxane F. Reardon
Roxane F. Reardon

cc:                                Securities and Exchange Commission

Melissa Gilmore

Jean Yu

Ryan Adams

Acushnet Holdings Corp.

Walter Uihlein

William Burke

Joseph Nauman

Latham & Watkins LLP

Kirk A. Davenport II

Nathan Ajiashvili